Janet Nittmann

jnittmann@doversaddlery.com

Tel 978 952 8062 x218

For Immediate Release

Dover Saddlery Announces Fourth Quarter and Full Year 2007 Financial Results

LITTLETON, MA – March 20, 2008 – Dover Saddlery, Inc. (NASDAQ: DOVR), the leading multichannel retailer of equestrian products, today announced financial results for its fourth quarter and fiscal year ended December 31, 2007.

Total revenues for the fourth quarter of 2007 increased 9% to $22.9 million, from $21.0 million in the fourth quarter of 2006. Net income for the three months ended December 31, 2007 rose 67% to $0.92 million from $0.55 million in the comparable period of 2006.

Retail store revenues increased 39.3% to $5.7 million from $4.1 million for the fourth quarter of 2006 and direct sales revenues increased 1.7% to $17.2 million. Same store sales increased 2.6%, after adjustment for out-of-period tent sales.

The increase of 67% in fourth quarter net income was due to increases in retail channel revenues and gross profit, as well as strategic savings in marketing expenses. Resulting earnings per diluted share were $0.18 in the fourth quarter of 2007, versus earnings per diluted share of $0.10 in the fourth quarter of 2006.

Total revenues for the fiscal year 2007, increased 11.4% to $81.4 million, from $73.0 million in 2006. Retail store revenues increased 55.3% to $19.9 million from $12.8 million in 2006. This increase was attributable to the opening of four new Dover Saddlery retail stores. Same store sales increased 3.4%, after adjustment for cannibalization, and direct sales revenues increased 2.1% or $1.3 million to $61.5 million for full year 2007.

Net income for 2007 was $0.8 million compared with $1.4 million for 2006. The decrease is primarily due to a charge for the strategic settlement and related legal costs of the Goldsmith Agio Helms litigation, which had an after-tax impact of $0.6 million, as well as increased interest expense attributable to our operational growth. Earnings per share, fully diluted, were $0.16 per share for 2007 compared with $0.26 per share for the prior year.

“We are pleased with the final results for 2007, particularly in the fourth quarter, where we were able to increase top line revenues by 9% and bottom line net income by 67%,” stated Stephen Day, president and CEO of Dover Saddlery. “In addition, we were able to successfully negotiate a new debt financing package, substantially increasing our working capital availability and putting us in good stead for continued growth. As previously reported there were a number of factors that made 2007 a challenging year, however we remained focused on building first class equestrian retail stores and increasing efficiencies wherever possible.”

Business Outlook 2008

Dover Saddlery also announced today its business outlook for the current year. The company currently expects revenues in 2008 will range from $87 million to $92 million. Increased revenues are expected to come mainly from the retail channel. The company plans to open four to six new retail stores in 2008. Two of these locations have previously been announced, namely in Branchburg, New Jersey and Alpharetta, Georgia, both areas of high equestrian activity.

Today’s Teleconference and Webcast

Dover Saddlery will be hosting a conference call at 5:00 P.M. EDT today to discuss the fourth-quarter and full-year 2007 results. Investors are invited to listen to the earnings conference call over the Internet through the company’s website at this web cast will be archived for a year. In addition, a replay of the conference call will be available until March 27; Dial-in: (719) 457-0820, Pass code 4785713.

About Dover Saddlery, Inc.

Dover Saddlery, Inc. (NASDAQ: DOVR), is the largest direct marketer of equestrian products in the United States. Founded in 1975 in Wellesley, Massachusetts, by United States Equestrian team members, Dover Saddlery has grown to become The Source® for equestrian products. Dover offers a broad and distinctive selection of competitively priced, brand-name products for horse and rider through catalogs, the Internet and company-owned retail stores. Dover Saddlery, Inc. serves the English rider and through Smith Brothers, the Western rider. The Source®, Dover Saddlery® and Smith Brothers® are registered marks of Dover Saddlery.

For more information, please call 1-978-952-8062 or visit www.DoverSaddlery.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation statements made about the company’s business outlook for fiscal 2008, the prospects for overall revenue growth and the opening of and revenue growth from new stores. All statements other than statements of historical fact included in this press release regarding the company’s strategies, plans, objectives, expectations, and future operating results are forward-looking statements. Although Dover believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct. These forward-looking statements involve significant risks and uncertainties, including those discussed in this release and others that can be found in “Item 1A Risk Factors” of Dover Saddlery’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and more recent quarterly reports on Form 10-Q on file with the Securities and Exchange Commission.

Dover Saddlery is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise. No forward-looking statement can be guaranteed and actual results may differ materially from those Dover Saddlery projects

DOVER SADDLERY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollar amounts in thousands, except share data, un-audited)

	Three Months Ended		Year Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2006	2007	2006
Revenues, net- direct	17,240	16,960	61,519	60,249
Revenues, net – retail stores	5,685	4,080	19,873	12,797

Revenues, net — total	$22,925	$21,040	$81,392	$73,046
Cost of revenues	13,620	12,519	50,474	45,771

Gross profit	9,305	8,521	30,918	27,275
Selling, general and administrative expenses	7,358	7,336	27,263	24,021
Litigation settlement expense	—	—	700	—

Income from operations	1,947	1,185	2,955	3,254
Interest expense, financing and other related costs, net	454	268	1,612	948

Income before provision for income taxes	1,493	917	1,343	2,306
Provision for income taxes	573	366	518	914

Net income	$920	$551	$825	$1,392

Net income per share
Basic	$0.18	$0.11	$0.16	$0.27

Diluted	$0.18	$0.10	$0.16	$0.26

Number of shares used in per share calculations
Basic	5,105,000	5,074,000	5,086,000	5,074,000
Diluted	5,237,000	5,426,000	5,240,000	5,320,000
Other Operating Data:
Number of retail stores(1)	10	6	10	6
Capital expenditures	104	916	862	1,674
Gross profit margin	40.6%	40.5%	38.0%	37.3%

(1)	2007 stores includes the new Dover stores in Chantilly, VA, and Lexington, VA opened in Q1 2007, and the Charlottesville, VA store opened in Q2 2007, and the Dallas, TX store opened in Q3 2007.

DOVER SADDLERY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except share data)

	Dec. 31,	Dec. 31,
	2007	2006
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$309	$101
Accounts receivable	1,169	795
Inventory	16,769	14,811
Prepaid catalog costs	1,427	2,133
Prepaid expenses and other current assets	952	988
Deferred income taxes	72	—

Total current assets	20,698	18,828
Net property and equipment	3,153	2,832
Other assets:
Deferred income taxes	472	297
Intangibles and other assets, net	741	642
Goodwill	14,267	14,267

Total other assets	15,480	15,206

Total assets	$39,331	$36,866

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and short-term bank borrowings	$618	$1,768
Accounts payable	3,314	3,508
Accrued expenses and other current liabilities	3,713	3,355
Income taxes payable	567	282
Deferred income taxes	—	206

Total current liabilities	8,212	9,119
Long-term liabilities:
Revolving line of credit, net of current portion	6,300	5,900
Subordinated notes payable, net	4,739	3,000
Capital lease obligation, net of current portion	150	117

Total long-term liabilities	11,189	9,017
Stockholders’ equity:
Common stock, par value $0.0001 per share; 15,000,000 shares authorized; issued 5,105,318 and 5,074,344 as of December 31, 2007 and December 31, 2006	1	1
Additional paid in capital	44,262	43,887
Treasury stock, 795,865 shares at cost	(6,082)	(6,082)
Accumulated deficit	(18,251)	(19,076)

Total stockholders’ equity	19,930	18,730

Total liabilities and stockholders’ equity	$39,331	$36,866